FORM OF

MANAGEMENT FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

This Management Fee Waiver and Expense Reimbursement Agreement (the “Agreement”) is made and entered into this [     ] day of October, 2010 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Municipal Income Fund, Inc. (“Municipal Income Fund”) with respect to the Lord Abbett AMT Free Municipal Bond Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to the Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management fee and, if necessary, bear directly and/or reimburse the Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees and interest related expenses, if any, do not exceed an annual rate of 0.30%.

2.	This Agreement will be effective from October [ ], 2010 through January 31, 2012. This Agreement may be terminated only by the Board of Directors of Municipal Income Fund upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Lord Abbett Municipal Income Fund, Inc. have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD, ABBETT & CO. LLC

By:
Lawrence H. Kaplan
Member and General Counsel

LORD ABBETT MUNICIPAL INCOME FUND, INC.

By:
Thomas R. Phillips
Vice President and Assistant Secretary